UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TerraForm Global, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

88104M101

(CUSIP Number)

Thomas Wagner

Knighthead Capital Management, LLC

1140 Avenue of the Americas, 12th Floor

New York, NY 10036

(212) 356-2900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 28, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Knighthead Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Thomas A. Wagner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Ara D. Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 5 of 7 Pages

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on Schedule 13D filed on December 27, 2016 (the "Original Schedule 13D"), as amended by Amendment No. 1 filed on January 27, 2017 ("Amendment No. 1") and Amendment No. 2 filed on November 17, 2017 ("Amendment No. 2," and together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Shares"), of TerraForm Global, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Original Schedule 13D. This Amendment No. 3 amends Items 4 and 5(a)-(c) and (e) as set forth below.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated as follows:

On December 28, 2017, Brookfield Asset Management Inc. (“Brookfield”) acquired the Issuer pursuant to an Agreement and Plan of Merger, dated as of March 6, 2017 (the "Merger Agreement"), by and among the Issuer, Orion US Holdings 1 L.P. ("Parent"), Brookfield, and BRE GLBL Holdings Inc. ("Merger Sub"). Pursuant to the Merger Agreement, Merger Sub merged with and into the Issuer (the "Merger"), with the Issuer remaining as the surviving entity as a wholly owned subsidiary of Parent. At the effective time of the Merger, the Shares were cancelled and holders of the Shares of the Issuer were entitled to receive $5.10 in cash for each Share owned by such holder immediately prior to the effective time of the Merger. As a result, the Reporting Persons no longer beneficially own any Shares of the Issuer.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) and (b) of Item 5 of the Schedule 13D are hereby amended and supplemented, and paragraphs (c) and (e) are hereby amended and restated as follows:

(a)-(b)	Effective December 28, 2017, the Reporting Persons no longer beneficially own any Shares of the Issuer.

(c)	Please refer to Annex A for transactions in the Shares effected by the Reporting Persons since the filing of Amendment No. 2 other than the transactions described in Item 4 herein, including the transaction date, number of Shares purchased or disposed of, price per share (and, if weighted average price per share, the range of prices), identity of the Knighthead Fund that effected the transaction, and where and how the transaction was effected.

(e)	December 28, 2017.

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Knighthead Capital Management, LLC

By:	/s/ Thomas A. Wagner
Name:	Thomas A. Wagner
Title:	Managing Member

Thomas A. Wagner
/s/ Thomas A. Wagner

Ara D. Cohen
/s/ Ara D. Cohen

January 12, 2018

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

CUSIP No. 88104M101	SCHEDULE 13D/A	Page 7 of 7 Pages

ANNEX A

Schedule of Transactions

Transaction Date	Entity Transacting	Transaction Type	Quantity	Price	Price Range	How Transaction Effected
11/30/17	Knighthead Annuity & Life Assurance Company	BUY	244,521	$4.75	$4.70-4.75	Open Market
11/30/17	Knighthead Master Fund, LP	BUY	134,948	$4.75	$4.70-4.75	Open Market
11/30/17	Knighthead (NY) Fund, LP	BUY	120,731	$4.75	$4.70-4.75	Open Market